SCHNEIDER WEINBERGER & BEILLY, LLP
2200 Corporate Boulevard, N.W.
Suite 201
Boca Raton, Florida 33431

telephone (561) 362-9595
telecopier (561) 362-9612
email: jim@swblaw.net

March 23, 2009

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Pamela A. Long, Assistant Director
Edward M. Kelly, Senior Counsel
Andrew P. Schoeffler, Staff Attorney

Re:	China Industrial Waste Management, Inc. (the "Company")
Registration Statement on Form S-1
File No. 333-156104

Ladies and Gentlemen:

The Company is in receipt of the staff's letter of March 19, 2009 which contained comments on Amendment No. 1 of the aforedescribed registration statement.  Following are the Company's responses to such comments.  Concurrently, the Company has filed Amendment No. 2 to the registration statement and courtesy copies, marked and keyed to these responses, are being provided to Mr. Kelly under separate cover.

Calculation of Registration Fee Table, page iii

1.
We note the statement below the registration fee table regarding the application of Rule 416 of Regulation C to the offering.  It does not appear that you are registering shares underlying warrants since all of the registered shares are issued and outstanding.  We note the disclosure in footnote (1) to the selling security holders tables on page 54.  Thus Rule 416 would be inapplicable to the offering of the registered shares.  Please revise to remove this statement.

RESPONSE:    As requested, footnote (1) to the Calculation of Registration Fee Table has been removed from Amendment No. 2.

Executive Compensation, page 48

2.
Please update the compensation tables and related disclosure to include information for China Industrial Waste Management’s last completed fiscal year ended December 31, 2008 as required by Item 402 of Regulation S-K.

RESPONSE:    As requested, the executive compensation tables appearing in Amendment No. 2 have been updated to reflect information for the fiscal year ended December 31, 2008 in accordance with Item 402 of Regulation S-K.  Please see pages 51 and 52.

We trust the foregoing are sufficient responses to the staff's comments.  We will contact Mr. Kelly in a few days to coordinate the filing of a request for acceleration of the registration statement.  The Company’s acceleration request will contain the acknowledgements set forth in the staff’s March 19, 2009 letter of comment.

Sincerely,

/s/ Steven I. Weinberger
Steven I. Weinberger

cc:           Mr. Dong Jinqing